# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jumia Technologies AG, CIK 0001756708
CUSIP: 48138M105
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing two Ordinary Shares
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany (2M), 10997
Date of event which requires filing of this statement: 09/01/2025
Amends the filing with accession number 0001104659-25-055044
Filed by CIK 0002069822
Persons authorized to receive notices and communications: Axian Telecom, Standard Chartered Tower, 19 Cybercity, c/o DTOS Ltd., 10th Floor, Ebene, Mauritius (O4), 72201, 971559272635

## Reporting persons
- Axian Telecom (CIK 0002069822): type of reporting person: corporation (CO); citizenship or place of organization: Mauritius (O4); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 24,427,676; sole dispositive power 0; shared dispositive power 24,427,676; aggregate amount beneficially owned 24,427,676 (9.97% of the class)
  Comment: (1) Axian Telecom Holding and Management PLC ("ATHMP"), as the sole shareholder of Axian Telecom ("Axian"), may be deemed to have shared beneficial ownership over the Ordinary Shares, no par value per share (the "Ordinary Shares"), of Jumia Technologies AG (the "Issuer"), a company incorporated under the laws of the Federal Republic of Germany, beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHMP, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHMP and Axian.
  
  (2) Reflects 24,427,676 Ordinary Shares; each of the Issuer's American Depositary Shares ("ADSs") represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.
- Axian Telecom Holding and Management PLC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,427,676; sole dispositive power 0; shared dispositive power 24,427,676; aggregate amount beneficially owned 24,427,676 (9.97% of the class)
  Comment: (1) ATHMP as the sole shareholder of Axian, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHMP, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHMP and Axian.
  
  (2) Reflects 24,427,676 Ordinary Shares; each of the Issuer's ADSs represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.
- Hassanein Hiridjee: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 24,427,676; sole dispositive power 0; shared dispositive power 24,427,676; aggregate amount beneficially owned 24,427,676 (9.97% of the class)
  Comment: (1) ATHMP as the sole shareholder of Axian, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHMP, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHMP and Axian.
  
  (2) Reflects 24,427,676 Ordinary Shares; each of the Issuer's ADSs represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing two Ordinary Shares
Name of issuer: Jumia Technologies AG
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany (2M), 10997
Comment: This Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on September 3, 2025 amends and supplements Item 4. The Reporting Persons beneficially own ADSs and do not own any Ordinary Shares. For the purposes of this Schedule 13D, the Reporting Persons have illustrated their ownership and trading history in Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by the following:

On September 1, 2025, the Local Court of Charlottenburg, Berlin, Germany (the "Court") appointed Hassanein Hiridjee, one of the Reporting Persons, to the Supervisory Board of the Issuer (the "Board"). Pursuant to the Court's order, Hassanein Hiridjee will serve as a member of the Board until the end of the Issuer's next annual general meeting.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders or the Issuer or other third parties regarding such matters.

## Signatures
- Axian Telecom: /s/ Hassanein Hiridjee, Hassanein Hiridjee/Director (09/03/2025)
- Axian Telecom Holding and Management PLC: /s/ Hassanein Hiridjee, Hassanein Hiridjee (09/03/2025)
- Hassanein Hiridjee: /s/ Hassanein Hiridjee, Hassanein Hiridjee (09/03/2025)